Exhibit 99.1

Ad hoc Release

Publication of inside information pursuant to Article 17 of Regulation (EU) No 596/2014 (Ad hoc announcement)

Result of the subscription of the 1.00 % qualified subordinated mandatory convertible bond 2020/2021

Leverkusen, Germany, August 13, 2020 – Biofrontera AG (shares of Biofrontera AG ISIN: DE0006046113) announced on July 27, 2020 the issuance of the 1.00% qualified subordinated mandatory convertible bond 2020/2021 with pre-emptive subscription rights for shareholders. 2,638,150 qualified subordinated mandatory convertible bearer bonds (“Bonds”) with a nominal value of EUR 3.00 each (ISIN: DE000A3E4548 / WKN: A3E454) were offered for subscription at a subscription or placement price of 100% of their nominal value, corresponding to EUR 3.00 each in cash. The subscription period ends on August 13, 2020.

According to the current evaluation, all Bonds have been successfully placed - not considering the demand during the ongoing private placement.

Forward Looking Statements:

Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the Registration Statement on Form F-1 filed with the SEC, including in the section “Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

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